

November 28, 2012

Via E-mail
Daniel P. Connealy
Senior Vice President and Chief Financial Officer
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, KS 66202

   Re: Waddell & Reed Financial, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2011
   Filed February 29, 2012
   Form 10-Q for Fiscal Quarter Ended September 30, 2012
   Filed November 2, 2012
   File No. 001-13913

Dear Mr. Connealy:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 4 – Investment Securities, page 60

1. You disclose on page 63 that your Level 2 investments are valued using "different evaluated pricing approaches depending on the specific asset to determine a value." Please revise your future filings to identify the specific pricing approaches used for the respective investment categories pursuant to ASC 820-10-50-2e.

Form 10-Q for the period Ended September 30, 2012

Notes to the Consolidated Financial Statements

Note 6 – Goodwill and Identifiable Intangible Assets, page 13

2. You disclose here that the sale of Legend resulted in goodwill impairment of $42.5 million during the third quarter of 2012. On page 29 of your Form 10-Q for the periods ended June 30, 2012, you disclose that the annual impairment testing completed during the second quarter of 2012 indicated that goodwill was not impaired, and that the goodwill allocated to Legend exceeded its carrying value by 40%. Please address the following related to this impairment:

    - Please provide us with a timeline of events regarding your sale of Legend. Identify the first dates as of which you received or solicited bids for sale. Identify the dates you first consulted with outside advisors about the potential sale of Legend. Specify the dates on which management and the board respectively considered and determined to pursue a potential sale of Legend. Tell us when you determined that Legend was no longer a core asset. Corroborate the timing of these events with the timing of your intangible impairment testing.

    - Tell us whether you performed any interim goodwill impairment testing between the second quarter of 2011 and the second quarter of 2012, and provide us with a summary of the results.

    - Identify to us and consider disclosing in future filings any events or trends that Legend experienced during the intervening period from the date of your annual goodwill testing through the date of your definitive agreement to sell Legend.

    - Absent any significant intervening events or trends, tell us in detail and discuss in your future filings why you elected to sell Legend at such a substantial loss if your internal estimates of fair value had indicated the business was worth 40% more than its carrying value in the previous quarter.

    - Given that the sale of Legend resulted in such a substantial impairment so soon after your annual testing showed no impairment, tell us in detail how you reconciled the inherent assumptions suggested by Legend's sale price to your original assumptions for your annual testing that was completed during the second quarter of 2012. Provide us with a breakdown of the assumptions.

- In light of the significant impairment of Legend's goodwill, tell us whether you performed any additional testing on your investment management goodwill or other identifiable intangibles during the third quarter or fourth quarter of 2012, and provide us with the results of such testing. If you did not perform additional testing of these remaining intangibles, tell us why not and how you were able to reconcile the assumptions in the previous tests for the investment management goodwill and other identifiable intangibles to the inherent assumptions suggested by the sale price of Legend.

- Tell us and disclose in future filings whether you have changed any of the assumptions used in your intangible testing as a result of the Legend goodwill impairment.

3. You disclose on page 57 of your most recent Form 10-K that your goodwill impairment methodology uses the market and income approaches. You disclose that under the market approach you use estimates established using multiples of earnings before interest, taxes, depreciation, and amortization. If the fair value coverage margin calculated under the market approach is not considered significant, you then use the income approach and average the results under both methodologies.

- Please provide us with a summary of the results of your annual impairment testing completed during the second quarter 2012 for goodwill as well as other intangibles.

- Specifically identify the results of the market approach for each, and discuss how you considered whether to perform the income approach for each reporting unit.

- Explain how you determined that averaging the results of the market and income approaches was the best estimation of fair value for both reporting units.

- Further, to the extent that you believe that the average of the market and income approach is the best estimate of fair value, tell us why you believe it is appropriate to wait to perform the income approach until the fair value coverage under the market approach is no longer considered significant.

- Discuss the extent to which you were entertaining bids for Legend or otherwise considering the sale of Legend at the time you performed the annual testing, and explain how you factored its potential or pending sale into your determination of fair value both in terms of overall fair value and in terms of using an average of the market and income approaches.

Note 12 – Contingencies, page 16

4.   You disclose on page 17 of the Form 10-Q as well as on page 82 of your most recent
        Form 10-K that based on the information currently available to you, you were not able to
        determine that an unfavorable outcome is remote, reasonably possible, or probable.
        Please address the following regarding your contingency disclosures:

        •   Please clarify in more detail as to what you mean here. If such disclosure is meant to
            convey that you were unable to reach a conclusion as to whether the contingency met
            the definition of a) remote, b) reasonably possible, or c) probable, tell us how you
            determined the financial statements were not materially deficient absent the ability to
            reach such a conclusion as of December 31, 2011 and subsequent interim balance
            sheet dates based on the guidance in ASC 450-20-25-1.

        •   We note your disclosure in critical accounting policies and estimates on page 42 of
            your 2011 Form 10-K that the likelihood that a loss contingency exists is evaluated
            using the criteria of ASC 450 through consultation with legal counsel. As part of your
            response, please explain the procedures performed to evaluate the likelihood of
            whether a loss contingency exists and why no conclusion regarding the likelihood
            could be met in this particular circumstance.

        •   To the extent that you were not able to reach a conclusion regarding the likelihood of
            whether a loss contingency exists, tell us how you considered whether the failure to
            draw such a conclusion represented a material weakness in your internal controls over
            financial reporting and disclosure controls and procedures as of December 31, 2011
            and subsequent interim balance sheet dates.

5.   We note your response to comment 4 of our letter dated January 6, 2012. In your
        response you indicated that in future filings, to the extent that you believe there is at least
        a reasonable possibility that a loss has been incurred, you will disclose an estimate of the
        possible loss or range of loss or a statement that such an estimate cannot be made in
        accordance with ASC 450-20-50. Please address the following regarding your disclosure
        on page 17 of the Form 10-Q that you were not able to estimate an amount or range of
        possible loss associated with the matter disclosed in your contingencies note:

        •   We recognize that there are a number of uncertainties and potential outcomes
            associated with loss contingencies. Nonetheless, an effort should be made to develop
            estimates for purposes of disclosure, including determining the reasonably possible
            range of losses for those reasonably possible outcomes. Explain to us the procedures
            you undertook on a quarterly basis to attempt to develop a range of reasonably
            possible loss for disclosure. For each material matter, tell us and disclose in future
            filings the specific factors that are causing your inability to develop such an estimate
            and when you expect those factors to be alleviated.

- In your future filings, please disclose the damages and/or penalties sought in the lawsuit referred to in your disclosures.

- In your earnings call for the third quarter of 2012, you indicated that a reduction in legal accruals for positive actions in your class-action suit in California was one of two reductions that totaled $2.5 million and are netted against your general and administrative expenses. You also disclose in your 2011 Form 10-K and subsequent Forms 10-Q that you have not made any accruals for this matter in your financial statements. Please tell us the amount and nature of the reduction in your accruals that you referred to on your earnings call. Further, tell us how your disclosure that you have no accruals for this matter reconciles with the statement on your earnings call that your third quarter 2012 expenses were affected by a reduction in the accruals for this matter.

Management's Discussion of Analysis, page 17

Assets Under Management, page 20

6.   Please address the following regarding your tables in this section:

- Please tell us and revise your future filings to disclose the extent to which the amounts presented in the tables under this section include the assets under management by Legend for all periods presented.

- In future filings, clearly quantify the assets pertaining to Legend relationships, and disclose your basis for including or excluding such amounts from the tables.

- In the earnings call announcing your third quarter 2012 earnings, you appear to indicate that you expect First Allied to continue to use your products. Tell us whether there are any formal agreements for First Allied to continue using your products. If not, to the extent you choose continue to include Legend-related amounts in your future tables or otherwise discuss such activities, discuss the limitations and risks of not having a formal agreement requiring First Allied to continue using your products.

- Given that it appears you expect to contractually or otherwise have continuing involvement in the operations of Legend, please tell us how you determined that Legend met the criteria for discontinued operations treatment. Tell us how you considered the guidance of ASC 205-20-45-1.b and ASC 205-20-50-6. Further, in your response as well as in your future filings, clearly describe the ongoing activities, and tell us how you considered the ongoing activities in relation to ASC 205-20-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hana Hoffmann at (202) 551-3799 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief